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Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Julie Ryan
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	21 May 2002
No. of pages including this one	16

02034345

SUPPL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

dlw 5/29

ERSTE BANK **INVESTOR INFORMATION**

For immediate release **May 21, 2002**

Quarterly results underscore success of Erste Bank strategy

"In the first quarter of this year, Erste Bank once again demonstrated its financial strength. In particular, the contribution from Central Europe shows that our strategy of expanding into Austria's neighbouring markets is a sound one. Our close co-operation with Austrian savings banks also provides us with a solid foundation from which to further enhance our competitive strengths. This strategy enabled us to achieve good results in Austria in our main areas of activity," said Andreas Treichl, CEO of Erste Bank, following the release of the bank's results. It was, he added, "especially pleasing that the two most important sources of earnings for a retail bank, namely commission and interest income, both achieved high double-digit growth rates."

The good results were true for both the Core Erste Bank Group and for the full Consolidated Group, which includes 54 savings banks participating in the Haftungsverbund (cross-guarantee system) that came into effect on 1 January 2002. According to IAS rules, the Erste Bank Group must include all participating savings banks in its results[1]. Treichl explained: "The latest accounts demonstrate that, for Erste Bank, the cross-guarantee system involving Austrian savings banks is more than just an extension of our sector co-operation strategy. It also sends a clear signal on the competition front, namely that the banks in the Austrian savings bank group are building closer partnerships to provide improved benefits for their clients."

Highlights:

- Consolidated total assets rose by 36.8% to EUR 117.7 billion (Core Erste Bank Group: +2.9% to EUR 88.5 million)
- Net interest income grew by 87.1% to EUR 584.8 million (Core Group: +22.9% to EUR 384.3 million)
- Net commission income increased by 79.1% to EUR 244 million (Core Group: +24.7% to EUR 169.9 million)
- The operating result increased by 121.5% to EUR 317.8 million (Core Group: +42.2% to EUR 204.0 million)
- Pre-tax profit up by 87.3% to EUR 172.9 million (Core Group: 31.1% to EUR 121.0 million)
- Group net profit increased by 21.6% to EUR 65.9 million (Core Group: +11.6% to EUR 60.5 million)
- The return on equity (RoE) rose to 17.3% (Core Group: 13.7%), versus 12.4% for the full year 2001
- The tier 1 ratio rose slightly to 6.5%

[1] All financial information takes account of the impact of the Cross-Guarantee System, unless stated. Information provided net of savings banks in the cross-guarantee system is termed 'Core Group'.

Balance sheet developments[2]

The EUR 31.7 billion increase in the consolidated total assets of the Erste Bank Group in the first quarter 2002, compared with 31 December 2001, was mainly due to implementation of the cross-guarantee system effective 1 January 2002. This 36.8% increase in total assets to EUR 117.7 billion compares with growth at the Core Group level of around 2.9%.

Balance sheet data
(EUR m)

	a) 31.3.2002	b) 31.12.2001	Change (a) vs. (b)%	Core Group 31.3.2002
Loans and advances to credit institutions	18,972	18,912	0.3%	22,046
Loans and advances to customers	61,581	39,210	57.1%	38,785
- Risk provisions	-3,055	-1,875	62.9%	-1,924
Securities portfolio and other financial investments	30,905	21,093	46.5%	22,308
Other assets	9,281	8,693	6.8%	7,293
Total assets	**117,684**	**86,033**	**36.8%**	**88,508**
Amounts owed to credit institutions	26,541	28,642	-7.3%	28,111
Amounts owed to customers	60,861	37,175	63.7%	39,356
Debts evidenced by certificates and subordinated capital	16,589	12,707	30.6%	13,960
Equity capital	1,726	1,904	-9.3%	1,965
Other liabilities	11,986	5,605	113.5%	5,115
Total liabilities	**117,684**	**86,033**	**36.8%**	**88,508**

On the asset side, loans and advances to customers increased by 57.1% to EUR 61.6 billion versus 31 December 2001. This increase was solely attributable to the inclusion of the savings banks involved in the cross-guarantee system (the loan portfolio of the Core Group remained more or less unchanged). The same applies to risk provisions (+ 62.9%), which rose by only 2.6% in the Core Group.

The increase in customer deposits by 63.7% to EUR 60.9 billion was also attributable to the impact of the cross-guarantee system, while within the Core Group the increase of 5.9% was due to a rise in other liabilities (savings deposits remained more or less unchanged).

There was a decline in the amounts owed to credit institutions, solely due to the effects of the cross-guarantee system, where all intra-group fundings have to be eliminated.

[2] When interpreting rates of change, it should be noted any comparison with the previous balance sheet date (31 December 2001) is of limited validity, since the savings banks involved in the cross-guarantee scheme were included in the Erste Bank group balance sheet effective 1 January 2002 in accordance with IAS accounting principles. The same limitation also applies to comparison of the income statements between 1st quarter 2001 and 1st quarter 2002. Where deemed necessary, the rates of change for the Core Group have been indicated.

It should be noted that the income statement figures for the 1st quarter of 2002 also now include results for Tiroler Sparkasse, in which Erste Bank acquired a majority holding at the end of 2001.

Financing through own issues (debts evidenced by certificates and subordinated capital) grew significantly (by 30.6%; +9.9% within the Core Group).

Implementation of the cross-guarantee system also had a significant impact on equity capital and minority interests within the Erste Bank group. Compared with 31.12.2001, the group's equity capital fell on a net basis by approximately EUR 0.18 billion as a result of the elimination of the Erste Bank shares held by the savings banks (including Immorent leasing project companies and the investment fund company Erste Sparinvest). The minority interests in Erste Bank's equity capital increased by around EUR 1.69 billion (since Erste Bank holds little or no stake in many of the savings banks in the cross-guarantee system any such equity stakes are therefore attributed to minority interests).

The total own funds[3] of the Erste Bank Group according to the Austrian Banking Act amounted to EUR 4.5 billion as at 31 March 2002, compared with a statutory minimum requirement of approximately EUR 3.3 billion. This equates to a cover ratio of 137%.

Tier 1 capital amounted to around EUR 2.5 billion as at 31 March 2002, the tier 1 ratio was 6.5% and the solvency ratio 11.2% - well above the legal minimum of 8%. A tier 1 ratio calculated on the basis of the cross-guarantee system would, going forward, represent an improvement of 50-60 basis points.

Earnings developments

The Erste Bank Group succeeded in maintaining its positive earnings trend in the first quarter of 2002. As already indicated, from 1 January 2002 onwards the figures include the savings banks involved in the cross-guarantee system. While this has a significant impact on certain line items, its impact on group net profit is subject to the level of equity held by Erste Bank in the savings banks.

Even after excluding the savings banks in the cross-guarantee system, however, growth rates remain unusually high because of the changes within the Core Group, notably the first-time consolidation of Tiroler Sparkasse.

[3] Current Austrian banking law stipulates that the consolidation of equity capital of savings banks involved in the cross-guarantee system cannot benefit Erste Bank's total capital or tier 1 capital.

Earnings data[4]
(EUR m)

	a) 1.1.-31.3.2002	b) 1.1.-31.3.2001	Change (a) vs. (b) %	Core group 1.1.-31.3.2002
Net interest income	584.8	312.6	87.1%	384.3
- Risk provisions for loans and advances	-89.1	-48.1	85.2%	-56.7
Net commission income	244.0	136.2	79.1%	169.9
Net trading result	50.9	33.1	53.8%	43.7
- General administrative expenses	-570.0	-338.4	68.4%	-393.9
Earnings from insurance business	8.1	0.0	-	-
Other operating results	-55.8	-3.1	-	-26.3
Pre-tax profit	172.9	92.3	87.3%	121.0
Profit for the period	126.9	71.1	78.5%	93.2
Net profit	65.9	54.2	21.6%	60.5
Cost/income ratio	64.2%	70.2%	-	65.9%

Erste Bank achieved further significant increases in earnings contributions in key areas. Net interest income grew by 87.1% to EUR 584.8 million. For the Core Group, the increase of 22.9% was equally attributable to contributions from Central Europe and Austria. These results were assisted by the favourable position built up in asset and liability management in the course of 2001.

Net commission income also rose sharply, by 79.1% to EUR 244 million. All areas of business achieved significant growth. Within the Core Group, net commission income was up by almost a quarter (24.7%). In Central Europe and also in Austria, there was a double-digit increase.

Net commission income

(EUR m)	a) 1.1.-31.3.2002	b) 1.1.-31.3.2001	Change (a) vs. (b)%	Core Group 1.1.-31.3.2002
Lending business	42.2	21.2	99.1%	31.6
Payment transfers	78.1	46.5	68.0%	51.9
Securities transactions	62.8	39.7	58.2%	44.3
Insurance business	13.5	5.4	150.0%	6.9
Other	47.4	23.4	102.6%	35.2
Total	244.0	136.2	79.1%	169.9

As already mentioned, the results for the insurance companies included in the Group results are now shown under a separate line item ("earnings from insurance business"). This move was made necessary due to the addition of the insurer "s Versicherung" as a result of the cross-guarantee system. Erste Bank and the savings banks together own 70% in "s Versicherung".

[4] The entry into effect of the co-operation agreement also means that earnings from insurance business have to be fully consolidated. In line with standard international practice, the results of insurance activities are shown under a separate heading in the profit-and-loss statement.

The net trading result was also higher (+53.8%, and +32% within the Core Group), spurred by significantly stronger earnings from securities transactions, which were unusually low in the first quarter of last year.

General administrative expenses rose substantially (+68.4%) owing to inclusion of the savings banks in the cross-guarantee system. The increase of 16.4% in the Core Group was attributable in equal amounts to the first-time consolidation of Tiroler Sparkasse and planned increases in the cost base, which were mainly due to growth required at the headquarters as a result of the Group's expansion.

The 82.0% rise in personnel expenses was likewise attributable to the cross-guarantee system while in the Core Group (+18.0%) it was due to the consolidation of Tiroler Sparkasse and planned cost increases. Administrative expenses also increased by 57.8% (Core Group, 17.3%), while depreciation of fixed assets increased by 46.6% (Core Group, 8.8%).

Since overall operating income (net interest income, net commission income, net trading result and earnings from insurance business) rose by 84.2% (Core Group, 24.1%), but the increase in administrative expenses was lower (68.4%, within the Core Group: 16.4%), the operating result expressed as the balance of these two items was, at around EUR 317.8 million, well above the figure for the same period last year (+121.5%, and 42.2% for the Core Group). Andreas Treichl said: "The strong growth rates, which at the moment are rarely seen in the banking business, clearly demonstrate that our chosen strategy of expanding our home market and working more closely together with the savings banks was – and remains – the right approach."

At 64.2% (Core Group, 65.9%), the cost/income ratio improved further (average for full prior-year, 67.1%).

Risk provisions for loans and advances increased by 85.2% due to the cross-guarantee system, while in the Core Group (+17.9%) the increase was because of unfavourable economic conditions both at home and abroad. Risk provisions in the Austrian business increased by over 50%. This was also due to a low figure in the prior year quarter, with the increased need for risk provisions only becoming apparent during the course of 2001. However, compared with Q4 2001, risk provisions in Austria were more or less unchanged at EUR 57 million.

The decline in the other operating result EUR –3.1 million to EUR –55.8 million was primarily due to valuation adjustments on securities assets available for sale resulting mainly from interest rate developments.

Pre-tax profits were approximately EUR 172.9 million, 87.3% higher than the prior-year figure, with the Core Group also achieving significant growth (+31.1%).

Since the tax rate at the level of the cross-guarantee system is around 28%, somewhat higher than for the Core Group (23%), tax on income and earnings increased more sharply than pre-tax profit.

The share of minority interests in the quarterly result was unusually high, owing to the consolidation impact of the cross-guarantee system, as described above.

Group net profit after minority interests increased by 21.6% compared with the same period last year (to EUR 65.9 million), while in the Core Group the growth rate was 11.6% to EUR 60.5m.

Return on equity reached 17.3% in the first quarter of 2002 while in the Core Group it was 13.7%, representing a further improvement over the figure of 12.4% for the full year 2001.

Segment reporting

Implementation of the cross-guarantee system has necessitated some changes to the reporting of the **divisional results.** With effect from 2002, the savings banks in the cross-guarantee system are shown as a separate division, regardless of Erste Bank's stake in those banks. Refinancing costs and goodwill write-offs for Česká spořitelna, which were previously included in the Corporate Center segment, are now also distributed. It is planned to allocate contributions from Slovenská sporiteľňa across the various relevant segments later this year. A new line item, "earnings from insurance business", has been introduced for this area of activity. The divisional results now also include taxes and minority interests, so that the segmentation now extends to the Group net profit level. The latter has also been adjusted for the prior year.

For your detailed information, the segment reporting for both the Erste Bank Group and the Core Group (excluding the savings banks that participate in the cross-guarantee system) are attached at the end of this release.

Savings banks are shown as a separate segment for the first time, and this includes all the savings banks involved in the cross-guarantee system. The result for the prior-year period includes only those savings banks in which Erste Bank held a stake. For the 1st quarter of 2002, the segment had a cost/income ratio of 68.9% and a return on equity, based on Group net profit, of 1.4%. When assessing this result it is important to note that this includes both the refinancing costs and goodwill write-offs for the savings banks in which Erste Bank holds a stake. These reduce the profit by a total of EUR 10.1 million.

The **retail and real estate** segment recorded an approximately threefold increase in earnings, in terms of both pre-tax and Group net profit. The cost/income ratio was reduced from 85.1% to 75.5%, while RoE was raised from 3.7% to 12.2%. This improvement was mainly attributable to the increased contribution from Central European subsidiaries. On the pre-tax profit level, Česká spořitelna's contribution grew from EUR 8m to EUR 41.8m, while the contribution to Group net profit increased from EUR 0.6m to EUR 11.7m. Earnings excluding Česká spořitelna were weighed down by significantly increased risk provisions (EUR 23.8m as against EUR 17.10m for the prior-year quarter), resulting in a reduced Group net profit of EUR 2.3m. Compared with Q4 2001 risk provisions were reduced to almost EUR 23 million (net of savings banks).

The **large corporate clients** segment now includes Immorent as a result of the cross-guarantee scheme. Group net profit rose from EUR 20.3m to EUR 29.2m. The cost/income ratio improved from 44.6% to 35.6%, while RoE rose to 18%, compared with 11.9% for the prior year period. Česká spořitelna's contribution to pre-tax profit improved sharply, to EUR 3.8m (against EUR -9m).

The **trading and investment banking** segment recorded a significant fall in earnings, mainly due to valuation losses on securities assets. (Česká spořitelna's contribution to this segment is minimal). The cost/income ratio fell from 56.2% to 50%, while RoE dropped from 27.2% to 20.6%.

The **asset gathering** segment includes the results of the insurer "s Versicherung" on the basis of the cross-guarantee system, with the results shown under the line item "earnings from insurance business". Even without "s Versicherung", the segment has recorded a modest increase in pre-tax profit (from EUR 13.2m to EUR 16.7m), while the cost/income

ratio fell from 45.5% to 34.6%. The pre-tax earnings contribution made by Erste Sparinvest (EUR 6.7m) is approximately the same as for the previous year.

Corporate Center recorded a EUR 3.6m increase in earnings quarter-on-quarter, in terms of both pre-tax profit and Group net profit. Current valuations of strategic investments have been the major factor supporting this segment, while the internet business ecetra continues to depress earnings.

At the pre-tax profit level, **Slovenská sporiteľňa**, which will be shown as a separate **segment** until further notice, is almost unchanged compared with the prior-year period. Higher interest and commission income was offset by higher administrative costs and other operating expenses.

Detailed financials and reconciliation notes relating to the first time consolidation are attached.
For further information please contact:

Gabriele Werzer, Investor Relations **+ 43 50 100 11286** **gabriele.werzer@erstebank.at**
Thomas Schmee, Investor Relations **+ 43 50 100 17326** **thomas.schmee@erstebank.at**

Fax: 0043 50 100 13112
Graben 21, A-1010 Vienna, Austria

I. Balance Sheet according to IAS

in EUR m				Core Erste Bank[5]	
Assets	**31/03/02**	**31/03/01**	**+/- %**	**31/03/02**	**+/- %**
1. Cash and balances with central bank	2,400	2,573	(6.7)	1,886	(26.7)
2. Loans and advances to credit institutions	18,972	18,912	0.3	22,046	16.6
3. Loans and advances to customers	61,581	39,210	57.1	38,785	(1.1)
4. Risk provisions for loans and advances	(3,055)	(1,875)	62.9	(1,924)	2.6
5. Trading assets	3,404	3,451	(1.4)	3,325	(3.7)
6. Investments available for sale	6,480	2,912	>100	4,057	39.3
7. Financial investments	21,021	14,730	42.7	14,926	1.3
8. Intangible fixed assets	1,028	932	10.3	918	(1.5)
9. Tangible fixed assets	1,841	1,318	39.7	1,354	2.7
10. Other assets	4,012	3,870	3.7	3,135	(19.0)
Total assets	**117,684**	**86,033**	**36.8**	**88,508**	**2.9**

Liabilities	**31/03/02**	**31/03/01**	**+/- %**	**31/03/02**	**+/- %**
1. Amounts owed to credit institutions	26,541	28,642	(7.3)	28,111	(1.9)
2. Amounts owed to customers	60,861	37,175	63.7	39,356	5.9
3. Debts evidenced by certificates	12,870	9,751	32.0	10,850	11.3
4. Provisions	5,146	953	>100	964	1.2
5. Other liabilities	3,875	3,393	14.2	2,849	(16.0)
6. Subordinated capital	3,719	2,956	25.8	3,110	5.2
7. Minority interests	2,945	1,259	>100	1,303	3.5
8. Equity	1,727	1,904	(9.3)	1,965	3.2
Total liabilities	**117,684**	**86,033**	**36.8**	**88,508**	**2.9**

II. Income Statement according to IAS

					Core Erste Bank		
	In EUR m	1.1.-31.03.02	1.1.-31.03.01	+/- %	1.1.-31.03.02	1.1.-31.03.01	+/- %
I.	**Net interest income**	**584.8**	**312.6**	**87.1**	**384.3**	**312.6**	**22.9**
	Risk provisions for loans and advances	(89.1)	(48.1)	85.2	(56.7)	(48.1)	17.9
	Net commission income	244.0	136.2	79.1	169.9	136.2	24.7
	Net trading result	50.9	33.1	53.8	43.7	33.1	32.0
	General administrative expenses	(570.0)	(338.4)	68.4	(393.9)	(338.4)	16.4
	Result from insurance business	8.1	-	-	-	-	-
	Other operating results	(55.8)	(3.1)	>100	(26.3)	(3.1)	>100
	Extraordinary result	0.0	0.0	0.0	0.0	0.0	0.0
II.	**Pre-tax profit for the period**	**172.9**	**92.3**	**87.3**	**121.0**	**92.3**	**31.1**
	Taxes on income	(46.0)	(21.2)	>100	(27.8)	(21.2)	31.1
III.	**Profit for the period**	**126.9**	**71.1**	**78.5**	**93.2**	**71.1**	**31.1**
	Minority interests	(61.0)	(16.9)	>100	(32.7)	(16.9)	93.5
IV.	**Net profit after minority interests**	**65.9**	**54.2**	**21.6**	**60.5**	**54.2**	**11.6**

[5] All financial information takes account of the impact of the Cross-Guarantee System, unless stated. Information provided net of savings banks in the cross-guarantee system is termed , Core Group'.

Erste Bank Group Q1 2002 Divisional Reporting (1)

	Savings banks[8]		Retail and Real estate			
EUR m	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001
			CS		Total	
Net interest income	219.4	14.6	96.9	76.2	216.3	178.9
Risk provisions for loan and adv.	-41.2	-3.6	-0.8	-8.0	-24.6	-25.1
Net commission income	90.2	11.1	45.0	33.1	73.9	67.0
Net trading result	6.8	0.1	0.9	0.6	5.1	6.9
General administrative expenses	-218.1	-21.4	-94.2	-92.9	-223.5	-215.0
Income from insurance business	0.0	0.0	0.7	0.0	0.7	0.0
Other operating results	-28.6	-1.4	-6.6	-1.0	-2.8	1.7
Pre-tax profit	**28.5**	**-0.6**	**41.8**	**8.0**	**45.1**	**14.4**
Taxes on income	-7.4	0.1	-14.3	-2.5	-15.0	-3.4
Minority interest	-20.6	0.0	-15.8	-5.0	-16.1	-5.7
Net profit after minority interests	**0.5**	**-0.5**	**11.7**	**0.5**	**14.0**	**5.3**
Average risk-weighted assets	3,620.7	2,084.0	1,920.6	1,623.9	11,310.6	11,133.3
Average attributed equity	145.7	106.2	97.6	82.7	456.7	567.2
Cost/Income Ratio	**68.9%**	**82.9%**	**65.7%**	**84.5%**	**75.5%**	**85.1%**
ROE based on net profit	**1.4%**	**-1.9%**	**48.0%**	**2.5%**	**12.2%**	**3.7%**
Thereof goodwill	-3.3	-1.5	-1.3	-1.3	-1.3	-1.3
(based on pre-tax profit)						

	Large Corporate Clients				Trading and Investment Banking			
EUR m	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001
	CS		Total		CS		Total	
Net interest income	18.7	8.1	85.8	64.9	7.0	2.7	28.0	18.8
Risk provisions for loan and adv.	-6.6	-8.7	-24.9	-15.6	0.0	0.0	0.0	0.0
Net commission income	3.0	2.1	30.7	16.1	1.0	0.1	7.7	5.4
Net trading result	0.1	0.0	1.2	0.7	4.5	3.2	31.8	23.3
General administrative expenses	-9.3	-9.0	-41.9	-36.4	-6.5	-6.6	-33.7	-26.7
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	-2.0	-1.5	-1.2	-3.2	-4.2	2.8	-17.9	9.6
Pre-tax profit	**3.8**	**-9.0**	**49.8**	**26.5**	**1.9**	**2.2**	**15.9**	**30.4**
Taxes on income	-0.4	1.2	-9.7	-5.7	-1.4	-1.0	-3.3	-6.4
Minority interest	-4.2	1.1	-10.9	-0.5	-1.8	-2.1	-1.8	-2.1
Net profit after minority interests	**-0.8**	**-6.7**	**29.2**	**20.3**	**-1.3**	**-0.9**	**10.8**	**21.9**
Average risk-weighted assets	2,135.5	1,803.2	16,055.1	13,384.7	1,144.3	1,036.8	5,193.4	6,307.1
Average attributed equity	108.4	91.9	646.6	681.9	62.4	52.8	208.6	321.4
Cost/Income Ratio	**42.6%**	**88.2%**	**35.6%**	**44.6%**	**51.7%**	**109.3%**	**50.0%**	**56.2%**
ROE based on net profit	**-2.8%**	**-29.2%**	**18.0%**	**11.9%**	**-8.5%**	**-6.8%**	**20.6%**	**27.2%**
Thereof goodwill	-1.5	-1.5	-1.5	-1.5	-0.9	-0.9	-0.9	-0.9
(based on pre-tax profit)								

[8] Including all 54 Savings banks which are consolidated under the Haftungsverbund and those in which EB holds participations and majority stakes (i.e. Salzburg, Tirol). Q1 2001 has been adjusted accordingly

Erste Bank Group Q1 2002 Divisional Reporting (2)

	Asset Gathering		Corporate Centre			
EUR m	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001
			CS		Total	
Net interest income	0.1	0.4	-1.2	6.5	-2.1	4.8
Risk provisions for loan and adv.	0.0	0.0	0.0	0.0	0.0	0.0
Net commission income	25.1	23.7	-0.1	4.4	7.2	6.4
Net trading result	0.0	0.0	0.0	-0.1	3.4	-4.1
General administrative expenses	-11.3	-11.0	0.9	0.3	-11.8	-4.9
Income from insurance business	7.4	0.0	0.0	0.0	0.0	0.0
Other operating results	0.9	0.0	0.4	-7.0	1.6	-7.4
Pre-tax profit	**22.2**	**13.2**	**-0.0**	**4.2**	**-1.7**	**-5.2**
Taxes on income	-4.9	-2.6	0.0	-1.0	0.2	0.8
Minority interest	-2.3	-0.8	0.0	-1.6	-5.4	-6.1

Reconciliation between reported figures for Erste Bank Group[7] and Core Erste Bank

	Q1 2002 Erste Bank Group (EUR m)	Q1 2002 Core Erste Bank (EUR m)	Comments
Pre tax profit	172.9	120.9	The Group figure includes all Savings Banks, which are members of the Haftungsverbund, whereas the Core Erste Bank figure only includes the Savings Banks in which Erste Bank has an equity stake. Those majority owned by Erste Bank are fully consolidated; results of those in which Erste Bank has a minority stake are taken into account at equity The scope of consolidation changes where Haftungsverbund members also hold equity stakes in Core Erste Bank companies: • **S-Versicherung:** fully consolidated in EB Group, but taken into account at equity level in Core Erste Bank • **Immorent AG:** some subsidiaries now fully consolidated at Group level, but not in Core figures, as Erste Bank itself owns minority interest • **Erste&Steiermärkische (Croatia):** fully consolidated in Erste Bank Group, but stated at equity in core Erste Bank
Net profit after minority interests	65.9	60.5	**Net profit after minority interests** and taxes do not differ greatly as the majority of contributions from the Haftungsverbund members and the differences in the scope of consolidation are distributed at minority level

[7] which from Q1 2002 includes savings banks consolidated due to the Haftungsverbund agreement (cross-guarantee scheme)

Reconciliation by Segments:

Savings banks	Q1 2002 Erste Bank Group (EUR m)	Q1 2002 Core Erste Bank (EUR m)	Comments
Pre tax profit	28.5	- 6.3	Core figures do not include the results of Haftungsverbund members in which Erste Bank holds no equity stake. This causes the difference of EUR 34.8m The results in Core Erste Bank are affected by the amortisation of goodwill and funding costs of savings banks where EB holds equity stakes. Core Erste Bank also includes results of Salzburger and Tiroler Sparkasse. Other savings banks (where Erste Bank has a minority stake) are taken into account at equity level.
Net Profit after minorities	0.5	- 1.8	Most of the positive contributions from the savings banks are distributed to minorities. As the funding costs and amortisation of good will exceed the contributions of the consolidated savings banks at Core Erste Bank level the net profit after minorities turns slightly negative.

Retail and real estate	Q1 2002 Erste Bank Group (EUR m)	Q1 2002 Core Erste Bank (EUR m)	Comments
Pre-tax profit	45.1	42.6	Majority-owned Erste&Steiermärkische is now fully consolidated at Group level. Core Erste Bank figures exclude all impacts of Erste&Steiermärkische on a line by line basis, with the results being included at equity (in net interest income).
Net profit after minority interests	14.0	14.1	After allocation of the result of Erste&Steiermärkische to minorities, the net profit between Erste Bank Group and Core Erste Bank does not differ significantly

Large Corporate Clients	Q1 2002 Erste Bank Group (EUR m)	Q1 2002 Core Erste Bank (EUR m)	Comments
Pre-tax profit	49.8	47.1	The difference of EUR 2.7m is caused by differences in consolidation. Together with members of the *Haftungsverbund*, Erste Bank owns a majority share of additional Immorent subsidiaries. These are therefore fully consolidated in the Group figures, but not on Core Erste Bank level as the equity stake is less than 50 %.
Net profit after minority interests	29.2	29.1	After distribution of the results to minorities, there is no material difference between Erste Bank Group and Core Erste Bank

Asset Gathering	Q1 2002 Erste Bank Group (EUR m)	Q1 2002 Core Erste Bank (EUR m)	Comments
Pre Tax profit	22.2	16.7	The difference of EUR 5.5m is mainly caused by different inclusion of "s Versicherung", which is majority (70%) owned by Erste Bank together with other Haftungsverbund members and therefore fully consolidated on Erste Bank Group level. At Core Erste Bank level, "s Versicherung" is taken into account at equity as Erste Bank alone does not own a majority stake.
Net profit after minority interests	15.0	13.8	The difference is due to: • adjustments for the net effects of "s Versicherung" • changes in the minorities of Erste Sparinvest, where at Group level, equity stakes held by savings banks in which Erste Bank itself holds stakes, were not attributed to minorities.

Corporate Center	Q1 2002 Erste Bank Group (EUR m)	Q1 2002 Core Erste Bank (EUR m)	Comments
Pre-tax profit	-1.7	-8.2	Difference is caused partly by the remaining balance after all adjustments in the other segments and partly by changes in eliminations due to different scopes of consolidation
Net profit after minorities	-6.9	-8.8	After taxes and minorities the difference is substantially reduced to EUR 1.9m

Core Erste Bank Q1 2002 Divisional Reporting (1)
(adjusted for consolidation effects from Haftungsverbund-Agreement)

	Savings banks[8]		Retail and Real estate					
EUR m	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001
			EB "domestic"[9]		CS		Total	
Net interest income	28.0	14.6	112.3	102.6	96.9	76.2	209.2	178.9
Risk provisions for loan and adv.	-10.9	-3.6	-21.8	-17.1	-0.8	-8.0	-22.6	-25.1
Net commission income	18.6	11.1	28.1	33.9	45.0	33.1	73.1	67.0
Net trading result	1.0	0.1	2.7	6.3	0.9	0.6	3.7	6.9
General administrative expenses	-42.2	-21.4	-124.1	-122.1	-94.2	-92.9	-218.4	-215.0
Income from insurance business	0.0	0.0	-0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	-0.8	-1.4	3.5	2.7	-5.9	-1.0	-2.4	1.7
Pre-tax profit	**-6.3**	**-0.6**	**0.8**	**6.3**	**41.8**	**8.0**	**42.6**	**14.4**
Taxes on income	3.4	0.1	0.1	-0.9	-14.3	-2.5	-14.2	-3.4
Minority interest	1.1	0.0	1.5	-0.7	-15.8	-5.0	-14.3	-5.7
Net profit after minority interests	**-1.8**	**-0.5**	**2.4**	**4.7**	**11.7**	**0.5**	**14.1**	**5.3**
Average risk-weighted assets	3,620.7	2,084.0	9,390.0	9,509.4	1,920.6	1,623.9	11,310.6	11,133.3
Average attributed equity	168.9	106.2	418.9	484.5	108.9	82.7	527.8	567.2
Cost/Income Ratio	**88.7%**	**82.9%**	**86.7%**	**85.5%**	**66.0%**	**84.5%**	**76.4%**	**85.1%**
ROE based on net profit	**-4.3%**	**-1.9%**	**2.3%**	**3.9%**	**43.0%**	**2.5%**	**10.7%**	**3.7%**
Thereof goodwill[10]	-2.2	-1.5	0.0	0.0	-1.3	-1.3	-1.3	-1.3

	Large Corporate Clients					
EUR m	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001
	EB "domestic"[9]		CS		Total	
Net interest income	64.7	56.8	18.7	8.1	83.4	64.9
Risk provisions for loan and adv.	-18.2	-6.9	-6.6	-8.7	-24.8	-15.6
Net commission income	28.3	14.0	3.0	2.1	31.3	16.1
Net trading result	1.1	0.7	0.1	0.0	1.2	0.7
General administrative expenses	-32.3	-27.4	-9.3	-9.0	-41.6	-36.4
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	-0.5	-1.7	-2.0	-1.5	-2.5	-3.2
Pre-tax profit	**43.2**	**35.5**	**3.8**	**-9.0**	**47.1**	**26.5**
Taxes on income	-8.8	-6.9	-0.4	1.2	-9.2	-5.7
Minority interest	-4.6	-1.6	-4.2	1.1	-8.8	-0.5
Net profit after minority interests	**29.8**	**27.0**	**-0.8**	**-6.7**	**29.1**	**20.3**
Average risk-weighted assets	13,919.6	11,581.5	2,135.5	1,803.2	16,055.1	13,384.7
Average attributed equity	626.9	590.0	122.3	91.9	749.2	681.9
Cost/Income Ratio	**34.3%**	**38.3%**	**42.6%**	**88.2%**	**35.8%**	**44.6%**
ROE based on net profit	**19.0%**	**18.3%**	**-2.5%**	**-29.2%**	**15.5%**	**11.9%**
Thereof goodwill[10]	0.0	0.0	-1.5	-1.5	-1.5	-1.5

[8] Includes savings banks in which EB holds participations and majority stakes (i.e. Salzburg, Tirol), Q1 2001 has been adjusted accordingly
[9] Corresponds to columns "EB excl. CS (and SLSP)" in previous releases
[10] (based on pre-tax profit)

Core Erste Bank Q1 2002 Divisional Reporting (2)

	Trading and Investment Banking						Asset Gathering	
EUR m	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001
	EB "domestic" [11]		CS		Total			
Net interest income	21.0	16.0	7.0	2.7	28.0	18.8	2.0	0.4
Risk provisions for loan and adv.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net commission income	6.7	5.2	1.0	0.1	7.7	5.4	25.1	23.7
Net trading result	27.2	20.1	4.5	3.2	31.8	23.3	0.0	0.0
General administrative expenses	-27.2	-20.1	-6.5	-6.6	-33.7	-26.7	-11.3	-11.0
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	-13.7	6.9	-4.2	2.8	-17.9	9.6	0.9	0.0
Pre-tax profit	**14.0**	**28.2**	**1.9**	**2.2**	**15.9**	**30.4**	**16.7**	**13.2**
Taxes on income	-1.9	-5.4	-1.4	-1.0	-3.3	-6.4	-2.1	-2.6
Minority interest	0.0	0.0	-1.8	-2.1	-1.8	-2.1	-0.8	-0.8
Net profit after minority interests	**12.1**	**22.8**	**-1.3**	**-0.9**	**10.8**	**21.9**	**13.8**	**9.7**
Average risk-weighted assets	4,049.1	5,270.3	1,144.3	1,036.8	5,193.4	6,307.1	12.7	4.9
Average attributed equity	171.9	268.6	70.4	52.8	242.3	321.4	0.6	0.2
Cost/Income Ratio	**49.6%**	**48.5%**	**51.7%**	**109.3%**	**50.0%**	**56.2%**	**41.7%**	**45.5%**
ROE based on net profit	**28.1%**	**33.9%**	**-7.6%**	**-6.8%**	**17.7%**	**27.2%**	**> 100%**	**> 100%**
Thereof goodwill [12]	0.0	0.0	-0.9	-0.9	-0.9	-0.9	0.0	0.0

	Corporate Centre					
EUR m	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001
	EB "domestic" [11]		CS		Total	
Net interest income	-2.4	-1.8	-1.2	6.5	-3.6	4.8
Risk provisions for loan and adv.	0.0	0.0	0.0	0.0	0.0	0.0
Net commission income	5.1	2.0	-0.1	4.4	5.0	6.4
Net trading result	3.4	-4.0	0.0	-0.1	3.4	-4.1
General administrative expenses	-18.0	-5.2	0.9	0.3	-17.1	-4.9
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	3.7	-0.4	0.4	-7.0	4.1	-7.4
Pre-tax profit	**-8.2**	**-9.4**	**-0.0**	**4.2**	**-8.2**	**-5.2**
Taxes on income	3.5	1.8	0.0	-1.0	3.5	0.8
Minority interest	-4.1	-4.5	0.0	-1.6	-4.1	-6.1
Net profit after minority interests	**-8.8**	**-12.1**	**-0.0**	**1.6**	**-8.8**	**-10.5**
Average risk-weighted assets	345.6	174.8	75.6	45.1	421.2	219.9
Average attributed equity	17.1	8.8	2.6	2.3	19.7	11.1
Cost/Income Ratio	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**n.a.**
ROE based on net profit	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**n.a.**
Thereof goodwill [12]	-1.6	-1.4	0.0	0.0	-1.6	-1.4

	SLSP		Total				Core Erste Bank	
EUR m	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001	1.Q. 2002	1.Q. 2001
			EB "domestic" [11]		CS		Total	
Net interest income	37.3	30.3	197.7	174.2	121.3	93.6	384.3	312.6
Risk provisions for loan and adv.	1.6	-3.8	-39.9	-24.0	-7.5	-16.7	-56.7	-48.1
Net commission income	9.2	6.5	93.4	78.8	48.8	39.8	170.0	136.2
Net trading result	2.7	6.2	34.4	23.1	5.6	3.7	43.7	33.0
General administrative expenses	-29.8	-23.0	-212.9	-185.7	-109.1	-108.2	-394.0	-338.3
Income from insurance business	0.0	0.0	-0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	-7.8	-2.5	-6.2	7.5	-11.6	-6.7	-26.4	-3.1
Pre-tax profit	**13.2**	**13.7**	**66.5**	**73.8**	**47.5**	**5.4**	**120.9**	**92.3**
Taxes on income	-5.9	-4.0	-9.2	-14.0	-16.1	-3.3	-27.8	-21.2
Minority interest	-3.9	-1.7	-8.0	-7.6	-21.8	-7.6	-32.6	-16.9
Net profit after minority interests	**3.5**	**8.0**	**49.3**	**52.2**	**9.6**	**-5.5**	**60.5**	**54.2**
Average risk-weighted assets	1,199.0	1,033.7	27,717.0	26,540.9	5,276.0	4,509.0	37,812.7	34,167.6
Average attributed equity	55.9	52.7	1,235.4	1,352.1	304.2	229.7	1,764.4	1,740.7
Cost/Income Ratio	**60.6%**	**53.5%**	**65.4%**	**67.3%**	**62.1%**	**79.0%**	**65.9%**	**70.2%**
ROE based on net profit	**24.7%**	**61.0%**	**16.0%**	**15.4%**	**12.6%**	**-9.6%**	**13.7%**	**12.5%**
Thereof goodwill [12]	-3.0	-3.8	-1.6	-1.4	-3.7	-3.7	-10.5	-10.4

[11] Corresponds to columns "EB excl. CS (and SLSP)" in previous releases
[12] (based on pre-tax profit)

TOTAL P.05